EX-99.(12)

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

May 18, 2020

Board of Trustees

Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 14th Floor

New York, NY 10022

Board of Trustees

Goldman Sachs Real Estate Diversified Income Fund

71 South Wacker Drive

Chicago, IL 60606

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Resource Real Estate Diversified Income Fund (the “Acquired Fund”), a Delaware statutory trust, to the holders of the shares of beneficial interest (the “Acquired Fund Shares”) of Acquired Fund (the “Acquired Fund Shareholders”), and to Goldman Sachs Real Estate Diversified Income Fund (the “Acquiring Fund”), also a Delaware statutory trust, in connection with the proposed transfer of all of the properties of Acquired Fund to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (“Acquiring Fund Shares”) and the assumption of the stated liabilities of Acquired Fund by Acquiring Fund (the “Liabilities”), followed by the distribution of such Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of December 9, 2019, executed by Acquired Fund and Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from Acquiring Fund, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for the Acquiring Fund’s assumption of the Liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares, followed by the distribution by the Acquired Fund of the Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

2.

Acquired Fund will not recognize gain or loss upon the transfer of all of its properties to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of the Liabilities of Acquired Fund, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.	Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization.

4.	Acquiring Fund will recognize no gain or loss upon receiving the properties of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of the Liabilities of Acquired Fund.

5.

The adjusted basis to Acquiring Fund of the properties of Acquired Fund received by Acquiring Fund in the Reorganization will be the same as the adjusted basis of those properties in the hands of Acquired Fund immediately before the exchange.

6.

Acquiring Fund’s holding periods with respect to the properties of Acquired Fund that Acquiring Fund acquires in the Reorganization will include the respective periods for which those properties were held by Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.	The Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Acquired Fund Shares.

8.

The aggregate basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of Acquired Fund Shares surrendered by the Acquired Fund Shareholder in exchange therefor.

9.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of Reorganization.

10.	The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

/s/ Dechert LLP